Via Facsimile and U.S. Mail
Mail Stop 0610   April 16, 2009

Mr. C. Robert Henrikson
Chairman, President and Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

Re: MetLife, Inc.
        Form 10-K for the fiscal year ended December 31, 2008
        Definitive Proxy statement filed March 31, 2009
        File No. 001-15787

Dear Mr. Henrikson:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment asks you to revise disclosure, the information you provide
should show us what the revised disclosure will look like prior to amending your Form
10-K. If you do not believe that revised disclosure is necessary, please explain the reason
in your response. After reviewing the information provided, we may raise additional
comments and/or request that you further amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis

1.   We note your statement on page 44 that at the beginning of 2008, the Chief
        Executive Officer and the Compensation Committee established goals and
        objectives that were designed to drive company performance. We note the
        general description of these goals on page 48. The key financial goals are
        described as "Operating Earnings, Earnings per Share, and Return on Equity."
        You have also disclosed the actual results of these measures for 2007 and 2008
        but have not described the specific goals. It is not sufficient to state that the goals
        were achieved without saying more specifically what these goals were. Please

Mr. C. Robert Henrikson
MetLife, Inc.
April 16, 2009
Page 2

revise to provide a more complete description of these goals. To the extent that
the goals were quantified, your description should also be quantified.

Additionally, we note that your 2007 proxy statement disclosed that you
established several threshold levels of operating earnings and return on equity.
For each level an additional percentage of that level was added to the Maximum
Amount of AVIP awards and the Maximum Amount increased with each
successively higher level of operating earnings and return on equity that you
achieve. Does your Annual Variable Awards Plan still work the same way? If it
does, please disclose the threshold levels and explain how much the Maximum
Amount increases.

2.   We also note you have described your non-financial goals in generic terms. For
example, the goals include strategic growth initiatives, financial and risk
management, etc. Were the goals that the Chief Executive Officer and
Compensation Committee more specifically defined? To the extent they were
more specifically defined and/or quantified, please provide the more specific
description of each goal and disclose any applicable thresholds or quantified
targets.

3.   Given that 90% of your CEO's compensation is variable and 78% of all other
Executive Group Members' compensation is variable, please provide further
discussion of the analysis performed by your Compensation Committee in
determining the variable components awarded to each Named Executive Officer.
We note the discussion of goals and achievements for each executive on pages 48
and 49 but the disclosure does not provide clearly defined goals. Therefore, the
identified accomplishments do not provide an understanding of the extent to
which all goals were accomplished, goals were exceeded or goals were not
accomplished.

* * * * *

Please provide us the information requested within 10 business days of the date
of this letter or tell us when you will provide a response prior to the expiration of the 10-
day period. Please furnish a letter with your responses that keys your responses to our
comments. Detailed cover letters greatly facilitate our review. You should furnish the
letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director